SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                   FORM 6-K/A
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                           For the Month of March 2006

                             -----------------------

                        AMERICAN ISRAELI PAPER MILLS LTD.
                 (Translation of Registrant's Name into English)
                          P.O. Box 142, Hadera, Israel
                    (Address of Principal Corporate Offices)

       Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                  |X|        Form 20-F         |_|      Form 40-F

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                     |_| Yes                         |X| No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

                                EXPLANATORY NOTE
                                ----------------

         This Report of Foreign Private Issuer on form 6-K amends the report on form 6-K filed by the Registrant on March 10, 2006 (the "Original 6-K") to replace the Auditor's Report of the Registrant, dated March 7, 2006, with a revised Auditor's Report, dated March 16, 2006.

         The revised Auditor's Report added that the Auditor's have completed their review of the Registrant's financial statements in accordance with the standards of the Public Company Accounting Oversight Board.

         No other amendments or changes, except the above mentioned, have been made to the Original 6-K or to the Registrant's financial statements included therein.

         Attached hereto as Exhibit 1 and incorporated herein by reference are the Registrant's audited consolidated financial statements for the year ended December 31, 2005, including the revised Auditor's Report.


                                    SIGNATURE
                                    ---------

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  AMERICAN ISRAELI PAPER MILLS LTD.

                                  (Registrant)

                                  By: /s/ Lea Katz
                                      ------------------------------------------
                                      Name:  Lea Katz
                                      Title: Corporate Secretary

Dated: March 17, 2006

                                  EXHIBIT INDEX

      EXHIBIT NO.   DESCRIPTION

          1.        Registrant's audited consolidated financial statements.

                                                                       EXHIBIT 1
                                                                       ---------


                      AMERICAN ISRAELI PAPER MILLS LIMITED

                     2005 CONSOLIDATED FINANCIAL STATEMENTS

                      AMERICAN ISRAELI PAPER MILLS LIMITED

                     2005 CONSOLIDATED FINANCIAL STATEMENTS




                             TABLE OF CONTENTS

                                                                  PAGE

REPORT OF INDEPENDENT AUDITORS                                     2
CONSOLIDATED FINANCIAL STATEMENTS:
    Balance sheets                                                3-4
    Statements of income                                           5
    Statements of changes in shareholders' equity                  6
    Statements of cash flows                                      7-9
    Notes to financial statements                                10-44
SCHEDULE - DETAILS OF SUBSIDIARIES AND

    ASSOCIATED COMPANIES                                           45



                              ---------------
                      -------------------------------
                              ---------------

                              AUDITORS' REPORT

To the shareholders of
AMERICAN ISRAELI PAPER MILLS LIMITED

We have audited the consolidated balance sheets of American Israeli Paper Mills Limited (hereafter - the Company) and its subsidiaries as of December 31, 2005 and 2004 and the consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's board of directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of certain associated companies, the Company's interest in which as reflected in the balance sheets as of December 31, 2005 and 2004 is NIS 352.7 million and NIS 353.1 million, respectively, and the Company's share in excess of profits over losses of which is a net amount of NIS 19.2 million, NIS 25 million and NIS 28.2 million for the years ended
December 31, 2005, 2004 and 2003, respectively. The financial statements of those companies were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for those companies, is based solely on the reports of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in Israel, including those prescribed by the Israeli Auditors (Mode of Performance) Regulations, 1973 and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's board of directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2005 and 2004 and the consolidated results of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted ("GAAP") in Israel. Furthermore, in our opinion, the financial statements referred to above have been prepared in accordance with the Israeli Securities (Preparation of Annual Financial Statements) Regulations, 1993 (see also note 1).

As explained in note 1b, the financial statements, as of dates and for reporting periods subsequent to December 31, 2003, are presented in new Israeli shekels, in conformity with accounting standards issued by the Israel Accounting Standards Board. The financial statements as of dates and for reporting periods ended prior to, or on, the above date are presented in values that have been adjusted for the changes in the exchange rate of the U.S. dollar through that date, in accordance with pronouncements of the Institute of Certified Public Accountants in Israel.

Tel-Aviv, Israel
    March 16, 2006

                    AMERICAN ISRAELI PAPER MILLS LIMITED

                        CONSOLIDATED BALANCE SHEETS

                                                                                           DECEMBER 31
                                                                                  -----------------------------
                                                                     NOTE            2005                2004
                                                                   -------        ---------            --------
                                                                            NIS IN THOUSANDS (SEE NOTE 1B.)
                                                                   ----------------------------------------------
                             ASSETS

      CURRENT ASSETS:                                                  8
          Cash and cash equivalents                                   1o                   8,318              7,813
          Short-term investments                                    10a;1f                11,416             62,464
          Accounts receivable:                                        10b
             Trade                                                                       150,409             143,275
             Other                                                                       106,124             101,840
          Inventories                                                 10c                 63,999             *62,387
                                                                                       ---------           ---------
                 Total current assets                                                    340,266             377,779
                                                                                       ---------           ---------
      INVESTMENTS AND LONG-TERM
          RECEIVABLES:
          Investments in associated companies                         2;8                428,957            *431,241
          Deferred income taxes                                       7f                   5,655               6,511
                                                                                       ---------           ---------
                                                                                         434,612             437,752
                                                                                       ---------           ---------
      FIXED ASSETS:                                                    3
          Cost                                                                         1,057,911            *995,295
          Less - accumulated depreciation                                                677,977             650,056
                                                                                       ---------           ---------
                                                                                         379,934             345,239
                                                                                       ---------           ---------
      DEFERRED CHARGES,
          net of accumulated amortization                             1i                     946               1,106
                                                                                       ---------           ---------
                 Total assets                                                          1,155,758           1,161,876
                                                                                       =========           =========

                                 *Reclassified

                                           ) CHAIRMAN OF THE
-------------------------------------------
             YAKI YERUSHALMI               ) BOARD OF DIRECTORS

                                           )
-------------------------------------------
                AVI BRENER                 ) CHIEF EXECUTIVE OFFICER

                                           )
-------------------------------------------
               ISRAEL ELDAR                ) CONTROLLER

Date of approval of the financial statements: March 16, 2006

                                                                                            DECEMBER 31
                                                                                  -----------------------------
                                                                     NOTE            2005                2004
                                                                   -------        ---------            --------
                                                                            NIS IN THOUSANDS (SEE NOTE 1B.)
                                                                   ----------------------------------------------

                  LIABILITIES AND SHAREHOLDERS' EQUITY

   CURRENT LIABILITIES:                                                    8
       Credit from banks                                                  10d             93,171             112,684
       Current maturities of long-term notes                               4a              6,827               6,648
       Accounts payable and accruals:                                     10e
          Trade                                                                           90,512              87,556
          Dividend payable                                                                50,093
       Other                                                                              85,407             *65,844
                                                                                       ---------           ---------
              Total current liabilities                                                  326,010             272,732
                                                                                       ---------           ---------
   LONG-TERM LIABILITIES:
       Deferred income taxes                                               7f             45,783             52,562
       Loans and other liability
          (net of current maturities):                                    4;8
          Notes                                                                          227,811            228,499
          Other liability                                                                 32,770             32,770
                                                                                       ---------           ---------
              Total long-term liability                                                  306,364            313,831
                                                                                       ---------           ---------
   COMMITMENTS AND CONTINGENT LIABILITIES                                  9
              Total liabilities                                                          632,374            586,563
                                                                                       ---------           ---------
   SHAREHOLDERS' EQUITY:                                                   6
       Share capital (ordinary shares of NIS 0.01 par value:                             125,257            125,257
          authorized - 20,000,000 shares; issued and paid:
          December 31, 2005 and 2004 - 4,002,205 and
          3,996,674 shares, respectively)
          Capital surplus                                                                 90,060             90,060
          Capital surplus resulting from tax benefit on exercise
            of employee options                                                              401
          Differences from translation of foreign currency
            financial statements of associated companies                                    (813)            (2,807)
          Retained earnings                                                              308,479            362,803
                                                                                       ---------           ---------
                                                                                         523,384            575,313
                                                                                       ---------           ---------
              Total liabilities and shareholders' equity                               1,155,758          1,161,876
                                                                                       =========           =========


                                 *Reclassified

    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

                    AMERICAN ISRAELI PAPER MILLS LIMITED
                     CONSOLIDATED STATEMENTS OF INCOME

                                                                           NOTE           2005            2004           2003
                                                                         -------         --------       --------       --------
                                                                                             NIS IN THOUSANDS (SEE NOTE 1B.)
                                                                                         ---------------------------------------
SALES - net                                                               10f;14          482,461        482,854        465,092

COST OF SALES                                                               10g           383,179        375,904        362,185
                                                                                         --------       --------       --------
GROSS PROFIT                                                                               99,282        106,950        102,907
                                                                                         --------       --------       --------
SELLING, MARKETING, ADMINISTRATIVE
    AND GENERAL EXPENSES:                                                   10h
    Selling and marketing                                                                  30,482         30,595         31,324
    Administrative and general                                                             21,018         22,425         24,999
                                                                                         --------       --------       --------
                                                                                           51,500         53,020         56,323
                                                                                         --------       --------       --------
INCOME FROM ORDINARY OPERATIONS                                                            47,782         53,930         46,584

FINANCIAL EXPENSES - net                                                    10i            12,490         13,118         15,989

OTHER INCOME                                                                10j                                           1,609

INCOME BEFORE TAXES ON INCOME                                                              35,292         40,812         32,204
                                                                                         --------       --------       --------

TAXES ON INCOME                                                              7              5,991          3,152          7,706
                                                                                         --------       --------       --------
INCOME FROM OPERATIONS OF THE
    COMPANY AND ITS SUBSIDIARIES                                                           29,301         37,660         24,498

SHARE IN PROFITS OF ASSOCIATED
    COMPANIES - net                                                         2              16,414         25,072         35,549
                                                                                         --------       --------       --------
NET INCOME FOR THE YEAR                                                                    45,715         62,732         60,047
                                                                                         ========       ========       ========

                                                                                                         NIS
                                                                                         ---------------------------------------
NET INCOME PER NIS 1 OF PAR VALUE
    OF SHARES                                                               1p;11           1,127          1,544          1,494
                                                                                         ========       ========       ========


    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

                    AMERICAN ISRAELI PAPER MILLS LIMITED
               STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY


                                                                                        DIFFERENCES
                                                                                           FROM
                                                                            CAPITAL     TRANSLATION
                                                                            SURPLUS         OF
                                                                           RESULTING     FOREIGN
                                                                            FROM TAX     CURRENCY
                                                                           BENEFIT ON    FINANCIAL
                                                                           EXERCISE OF  STATEMETNS OF
                                                SHARE        CAPITAL        EMPLOYEE     ASSOCIATED        RETAINED
                                               CAPITAL      SURPLUSES       OPTIONS      COMPANIES         EARNINGS       TOTAL
                                               -------      ---------       -------      ---------         --------       -----
                                                                      NIS IN THOUSANDS (SEE NOTE 1B.)
                                               ---------------------------------------------------------------------------------

BALANCE AT JANUARY 1, 2003                      125,256       90,060                        (3,482)       439,116        650,950

CHANGES IN 2003:
    Net income                                                                                             60,047         60,047
    Dividend paid                                                                                         (99,128)       (99,128)
    Exercise of employee options
      into shares                                     1                                                                        1
    Differences from currency
      translation resulting from
      translation of financial
      statements of associated companies                                                     2,360                         2,360
                                                -------       ------         -------       --------      ---------      ---------
BALANCE AT DECEMBER 31, 2003                    125,257       90,060                        (1,122)       400,035        614,230

CHANGES IN 2004:
    Net income                                                                                             62,732         62,732
    Dividend paid                                                                                         (99,964)       (99,964)
    Exercise of employee options
      into shares                                     *                                                                        *
    Differences from currency translation
      resulting from translation of
      financial statements of associated
      companies                                                                             (1,685)                       (1,685)
                                                -------       ------         -------       --------      ---------      ---------
BALANCE AT DECEMBER 31, 2004                    125,257       90,060                        (2,807)       362,803        575,313

CHANGES IN 2005:
    Net income                                                                                             45,715         45,715
    Dividend **                                                                                          (100,039)      (100,039)
    Exercise of employee options
      into shares                                     *                          401                                         401
    Differences from currency translation
      resulting from translation of
      financial statements of
      associated companies                                                                   1,994                         1,994
                                                -------       ------         -------       --------      ---------      ---------
BALANCE AT DECEMBER 31, 2005                    125,257       90,060             401          (813)       308,479        523,384
                                                =======       ======         =======       ========      =========      =========

*    Represents an amount less than NIS 1,000.
** Includes a dividend, declared in December 2005 and paid in January 2006, amounting to approximately NIS 50 million.

    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

                                                                 (Continued) - 1

                    AMERICAN ISRAELI PAPER MILLS LIMITED
                   CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                             2005          2004            2003
                                                                             ----          ----            ----
                                                                               NIS IN THOUSANDS (SEE NOTE 1B.)
                                                                           -------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income for the year                                                 45,715         62,732         60,047
    Adjustments to reconcile net income to
       net cash provided by operating activities (A)                        42,845        (15,637)        (7,396)
                                                                           -------       --------        -------
    Net cash provided by operating activities                               88,560         47,095         52,651
                                                                           -------       --------        -------

CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchase of fixed assets                                               (71,080)       (30,952)       (29,247)
    Short-term investments                                                  51,003        (42,000)       (20,000)
    Associated companies:
       Granting of loans                                                    (2,744)          (779)        (8,241)
       Collection of loans                                                                 13,688         21,895
    Proceeds from sale of subsidiary consolidated in the past (B)            2,004
    Proceeds from sale of fixed assets                                       6,532          1,001          3,332
                                                                           -------       --------        -------
    Net cash used in investing activities                                  (14,285)       (59,042)       (32,261)
                                                                           -------       --------        -------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Notes issuance, net of issuance expenses of NIS 800,000                                              198,909
    Consideration in respect of the exercise of options by employees                                           1
    Receipt of long-term loans from others                                   1,746
    Repayment of long-term loans from banks and others                        (277)          (383)          (762)
    Redemption of notes                                                     (6,680)        (6,666)        (6,770)
    Dividend paid                                                          (49,946)       (99,964)       (99,128)
    Short-term credit from banks - net                                     (18,613)       (31,933)        40,606
                                                                           -------       --------        -------
    Net cash provided by (used in) financing activities                    (73,770)      (138,946)       132,856
                                                                           -------       --------        -------

INCREASE (DECREASE) IN CASH AND
    CASH EQUIVALENTS                                                           505       (150,893)       153,246

BALANCE OF CASH AND CASH EQUIVALENTS AT
    BEGINNING OF YEAR                                                        7,813        158,706          5,460
                                                                           -------       --------        -------

BALANCE OF CASH AND CASH EQUIVALENTS AT
    END OF YEAR                                                              8,318          7,813        158,706
                                                                           =======       ========        =======


                                                                                                (Continued) - 2

                    AMERICAN ISRAELI PAPER MILLS LIMITED
                   CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                  2005          2004          2003
                                                                                  ----          ----          ----
                                                                                   NIS IN THOUSANDS (SEE NOTE 1B.)
                                                                                  --------------------------------
(A)   ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY
        OPERATING ACTIVITIES:
         Income and expenses not involving cash flows:
          Share in profits of associated companies - net                         (16,414)      (25,072)      (35,549)
          Dividend received from associated company                               21,761                      16,391
          Depreciation and amortization                                           31,604        28,633        28,247
          Deferred income taxes - net                                             (7,671)      (10,096)        3,471
          Capital losses (gains) on:
            Sale of fixed assets                                                  (3,570)          508        (2,054)
            Sale of subsidiary consolidated in the past (B)                         (874)
          Losses (gains) on short-term deposits and investments                       45          (464)
          Linkage and exchange differences (erosion) on principal of
            long-term loans from banks and others - net                             (111)          (26)           79
          Linkage differences on principal of notes                                6,171         2,184         3,110
          Linkage differences on principal of long-term loans granted
             to associated companies                                                (975)         (721)       (1,101)
          Appreciation of a long-term capital note granted to
             an associated company                                                                             2,477
                                                                                 -------       -------       -------
                                                                                  29,966        (5,054)       15,071
                                                                                 -------       -------       -------
        Changes in operating asset and liability items:
          Increase in trade receivables                                           (7,162)       (2,279)       (9,260)
          Increase in other receivables
               (excluding deferred income taxes)                                  (1,587)      (12,037)       (8,935)
          Decrease (increase) in inventories                                      (1,612)        7,434          (159)
          Increase (decrease) in trade payables                                    3,018         2,954       (14,653)
          Increase (decrease) in other payables and accruals                      20,222        (6,655)       10,540
                                                                                 -------       -------       -------
                                                                                  12,879       (10,583)      (22,467)
                                                                                 -------       -------       -------
                                                                                  42,845       (15,637)       (7,396)
                                                                                 =======       =======       =======
SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION:
    Income taxes paid                                                              1,559         3,242        11,553
                                                                                 =======       =======       =======
    Interest paid                                                                 15,828        20,697        11,335
                                                                                 =======       =======       =======

                                                                 (Concluded) - 3

                    AMERICAN ISRAELI PAPER MILLS LIMITED
                   CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                   2005
                                                                             ----------------
                                                                             NIS IN THOUSANDS
                                                                              (SEE NOTE 1B.)
                                                                             ----------------


(B)   PROCEEDS FROM SALE OF SUBSIDIARY CONSOLIDATED IN THE PAST - see also note 10h:
      Assets and liabilities of the subsidiary consolidated in
      the past at the date of its sale:
      Working capital (excluding cash and cash equivalents)                          509
      Fixed assets                                                                 1,979
      Long-term liabilities                                                      (1,358)
      Capital gain from the sale                                                     874
                                                                                 -------
                                                                                   2,004
                                                                                 =======


(C)   INFORMATION ON ACTIVITIES NOT INVOLVING CASH FLOWS:

      1) Dividend declared by the Company in December 2005, in the amount of approximately NIS 50 million, was paid in January 2006.

      2) Dividend declared by an associated company in December 2005 was not paid yet. The Company's share in this dividend amounts to NIS 2,650,000.

      3) In 2004, equipment, which the Company had found to be unsuitable for its use, was retired. The retirement was made against the cancellation of the loan made available by the supplier in respect of said equipment. The retirement amounted to NIS 1,079,000.

    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

                    AMERICAN ISRAELI PAPER MILLS LIMITED
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

             The financial statements are drawn up in conformity with accounting principles generally accepted in Israel and in accordance with the Israeli Securities (Preparation of Annual Financial Statements) Regulations, 1993. The Company's financial statements are presented separately from these consolidated financial statements.

             The significant accounting policies, which, except for the changes required by the transition to nominal financial reporting in 2004 (see b below), and the implementation for the first time of Clarification No. 7 in 2005 (see j(7) below), were applied on a consistent basis, are as follows:

             A.   GENERAL:

                  1)   Activities of the Group

                       American Israeli Paper Mills Limited and its subsidiaries (hereafter - the Company) are engaged in the production and sale of paper packaging, in paper recycling activities and in the marketing of office supplies. The Company also has holdings in associated companies that are engaged in the production and sale of paper and paper products including the handling of solid waste (the Company and its investee companies - hereafter - the Group). Most of the Group's sales are made on the local (Israeli) market. For segment information, see note 14.

                  2) Use of estimates in the preparation of financial statements

                       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting years. Actual results could differ from those estimates.

                  3)   Definitions:

                       Subsidiaries - companies over which the Company has control and over 50% of the ownership, the financial statements of which have been consolidated with the financial statements of the Company.

                       Associated companies - investee companies, which are not subsidiaries, over whose financial and operational policy the Company exerts material influence, the investment in which is presented by the equity method. Material influence is deemed to exist when the percentage of holding in said company is 20% or more, unless there are circumstances that contradict this assumption.

                       Interested parties - as defined in the Israeli Securities (Preparation of Annual Financial Statements) Regulations, 1993.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

             B.   BASIS OF PRESENTATION OF THE FINANCIAL STATEMENTS

                  The Company draws up and presents its financial statements in Israeli currency (hereafter - shekels or NIS).

                  1)   Transition to nominal financial reporting in 2004

                       With effect from January 1, 2004, the Company has adopted the provisions of Israel Accounting Standard No. 12 -"Discontinuance of Adjusting Financial Statements for Inflation" - of the Israel Accounting Standards Board (hereafter -the IASB) and, pursuant thereto, the Company has discontinued, from the aforesaid date, the adjustment of its financial statements for the changes in the exchange rate of the U.S. dollar (hereafter - the dollar) against the shekel.

                       The amounts adjusted for the changes in the exchange rate of the dollar against the shekel (see (2) below), presented in the financial statements as of December 31, 2003 (hereafter - "the transition date"), were used as the opening balances for the nominal financial reporting as of January 1, 2004. Additions made after the transition date have been included in the financial statements at their nominal values.

                       Accordingly, the amounts reported for 2003, as well as reported amounts for subsequent periods, that relate to non-monetary assets (including the depreciation and amortization thereon), investments in associated companies and equity items, which originate from the period that preceded the transition date, are based on the data adjusted for the changes in the exchange rate of the dollar, on the basis of the exchange rate at December 31, 2003, as previously reported. All the amounts originating from the period after the transition date are included in the financial statements at their nominal values.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

                       Through December 31, 2003, the Company prepared its financial statements on the basis of historical cost adjusted for the changes in the exchange rate of the dollar, (see also note 8b) as permitted under Opinion 36 of the Institute of Certified Public Accountants in Israel (hereafter - the Israeli Institute).

                       Through 2003, the components of the income statements were, for the most part, adjusted as follows: the components relating to transactions carried out during the reported period - sales, purchases, labor costs, etc. - were adjusted on the basis of the date on which the transaction was carried out, while those relating to non-monetary balance sheet items (mainly - changes in inventories and depreciation) were adjusted on the same basis as the related balance sheet item. The financing component represents financial income and expenses in real terms and the erosion of balances of monetary items during the year.

                       The investment in some of the associated companies (whose operations constitute an integral part of the Company's operations) and the Company's share in their operating results are recorded on the basis of the adjusted financial statements (in accordance with the provisions of Standard No. 12, as described above) of these companies. As to associated companies whose financial statements were adjusted until December 31, 2003 on the basis of the changes in the Israeli CPI, see (3) below.

                  2) The amounts of non-monetary assets do not necessarily represent realization value or current economic value, but only the reported amounts of such assets, as described in (1) above. In these financial statements, the term "cost" signifies cost in reported amounts.

                  3) Associated companies whose financial statements are adjusted on the basis of the changes in the Israeli CPI

                       For purposes of inclusion on the equity basis, until December 31, 2003, the amounts included in the financial statements of the above associated companies operating independently, were treated as follows:

                       Balance sheet items at the end of the year and the results of operations for the year reflect the amounts presented in the financial statements of such companies. Balance sheet items at the beginning of the year and changes in shareholders' equity items during the year were adjusted on the basis of the changes in the exchange rate of the dollar at the beginning of the year or at the date of each change, respectively, through the end of the year. Any differences resulting from the treatment described above were carried to the adjusted shareholders' equity under a separate item ("differences from translation of foreign currency financial statements of associated companies").

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

                       As from January 1, 2004, no additional differences have been included in respect of said companies, in view of their transition to reporting under Standard 12, as also applied by the Company.

             C.   PRINCIPLES OF CONSOLIDATION:

                  1) The consolidated financial statements include the accounts of the Company and its subsidiaries. A list of the main subsidiaries is presented in a schedule to the financial statements.

                  2) Intercompany transactions and balances, as well as profits on intercompany sales that have not yet been realized outside the Group, have been eliminated.

             D.   INVENTORIES

                  Raw materials and supplies, finished goods, purchased products and maintenance and sundry materials (including spare parts) are valued at the lower of cost or market (net of processing costs and after deduction of a provision for obsolescence, where appropriate); cost is determined on the moving average basis.

                  Spare parts of the machinery and equipment that are not for current use, are presented under fixed assets.

             E. INVESTMENTS IN ASSOCIATED COMPANIES:

                  1) The investments in these companies are accounted for by the equity method.

                       According to this method, the Company records, in its statement of income, its share in the profits and losses of these companies that were created after acquisition, and, in its statement of changes in shareholders' equity, its share in changes in capital surpluses (mostly translation differences relating to their investments in subsidiaries that present their financial statements in foreign currency) that were created after acquisition.

                  2) Profits on intercompany sales, not yet realized outside the Group, have been eliminated according to the percentage of the Company's holding in such companies.

                  3) The Company reviews - at each balance sheet date - whether any events have occurred or changes in circumstances have taken place, which might indicate that there has been an impairment of its investments in associated companies - see h. below.

                  4) The excess of cost of the investment in associated companies over the equity in net assets at time of acquisition ("excess of cost of investment") or the excess of equity in net assets of associated companies at time of acquisition over the cost of their acquisition ("negative excess of cost of investment") represent the amounts attributed to specific assets upon acquisition, at fair value. The excess of cost of investment and the negative excess of cost of investment are presented at their net amount and are amortized over the remaining useful life of the assets. The average rate of amortization is 10%.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

             F.   MARKETABLE SECURITIES

                  These securities are stated at market prices.

                  The changes in value of the above securities are carried to financial income or expense.

             G.   FIXED ASSETS:

                  1) Fixed assets are stated at cost, net of related investment grants.

                  2) Fixed assets of own manufacture are stated at cost, based on the direct costs with the addition of an appropriate portion of indirect production costs.

                  3) Borrowing costs in respect of credit applied to finance the construction of fixed assets - during the period until construction is completed - are charged to the cost of such assets.

                  4) The assets are depreciated by the straight-line method on the basis of their estimated useful life, as follows:

                                                                   YEARS


                       Buildings                         10-50 (mainly 33)
                       Machinery and equipment           7-20 (mainly 10 and 20)
                       Vehicles                          5-7 (mainly 7)
                       Office furniture and
                         equipment (including
                         computers)                      3-17 (mainly 4)

             H.   IMPAIRMENT OF ASSETS

                  The Company assesses - at each balance sheet date - whether any events have occurred or changes in circumstances have taken place, which might indicate that there has been an impairment of non-monetary assets, mainly fixed assets and investments in associated companies. When such indicators of impairment are present, the Company evaluates whether the carrying value of the asset is recoverable from the cash flows expected from that asset. See note 2g.

                  The recoverable value of an asset is determined according to the higher of the net selling price of the asset or its value in use to the Company. The value in use is determined according to the present value of anticipated cash flows from the continued use of the asset, including those expected at the time of its future retirement and disposal.

                  When it is not possible to assess whether an impairment provision is required for a particular asset on its own, the need for such a provision is assessed in relation to the recoverable value of the cash-generating unit to which that asset belongs.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

             I.   DEFERRED CHARGES

                  The item represents notes issuance costs, which are amortized over the period of the notes (see note 4a).

                  As to the change from January 1, 2006 in the method of presenting and amortizing these charges - see q(1) below.

             J.   DEFERRED INCOME TAXES:

                  1) Commencing January 1, 2005, the Company applies the IASB's Accounting Standard No. 19 - "Taxes on Income" that prescribes the accounting treatment (recognition criteria, measurement, presentation and disclosure) required for taxes on income.

                       For the most part, the provisions of this standard are the same as the accounting principles that the Company applied prior to implementing the new standard.

                  2) In accordance with the standard and with prior years' policy, the Company recognizes deferred taxes in respect of temporary differences between the amounts of assets and liabilities as reported in the consolidated financial statements and those taken into account for tax purposes; the standard requires that full recognition be given to deferred taxes in respect of all taxable temporary differences, except for the temporary difference resulting from the initial recognition of goodwill and the temporary difference resulting from the initial recognition of an asset or a liability that has no effect on the profit or loss, whether for accounting or tax purposes, at that time (unless the temporary difference results from the initial recognition of a business combination).

                       Deferred tax assets are recognized for all temporary differences that are tax deductible, up to the amount of the differences that are expected to be utilized in the future, against taxable income. As to the main types of differences, in respect of which deferred taxes have been included - see note 7f.

                  3) Deferred tax balances are computed at the tax rates expected to be in effect at the time the deferred tax asset is utilized or the deferred tax liability is settled, based on the tax rates and the tax laws enacted, or substantively enacted, by the balance sheet date.

                  4) The current taxes, as well as the changes in the deferred tax balances, are included in the tax expenses or income in the reporting period, except for taxes derived from the initial recognition of business combinations and except for the tax in respect of transactions that are recognized directly in shareholders' equity (in such instances, the applicable tax is taken directly to shareholders' equity).

                  5) Taxes that would apply in the event of disposal of investments in subsidiaries and associated companies have not been taken into account in computing the deferred taxes, as it is the Company's policy to hold these investments, not to realize them.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

                  6) The Group may incur an additional tax liability in the event of an intercompany dividend distribution derived from "approved enterprises" profits - see note 7a. No account was taken of this additional tax, since it is the Group's policy not to cause distribution of dividends, which would involve an additional tax liability to the Group in the foreseeable future.

                  7) In April 2005, the IASB issued Clarification No. 7 - "Accounting Treatment of the Tax Benefits, in Respect of Capital Instruments Granted to Employees, For Which No Compensation was Recognized". The provisions of this clarification apply to such tax benefits, which have not been allowed as a deduction through December 31, 2004. The clarification stipulates that, commencing on January 1, 2005, the tax benefit derived by the Company from the exercise of options granted to employees is to be carried to shareholders' equity, in the period in which the benefit to the employees is allowed as a deduction for tax purposes. Formerly, the aforesaid tax saving was credited to the statement of income, as part of the taxes on income item.

             K.   REVENUE RECOGNITION

                  Revenue from sale of products on the local market and for export, net of discounts granted, is recognized upon the transfer of ownership to the buyer (in accordance with the sale conditions).

             L.   SHIPPING AND HANDLING COSTS

                  Shipping and handling costs are classified as a component of selling and marketing expenses.

             M.   ALLOWANCE FOR DOUBTFUL ACCOUNTS

                  The allowance is determined mainly in respect of specific debts doubtful of collection (see note 12b).

             N.   DERIVATIVE FINANCIAL INSTRUMENTS

                  Gains or losses from derivatives that are hedging existing assets or liabilities are recognized in income and cash flows statements commensurate with the results from those assets or liabilities.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

             O.   CASH EQUIVALENTS

                  The Group considers all highly liquid investments, which include short-term bank deposits that are not restricted as to withdrawal or use, the period to maturity of which did not exceed three months at time of deposit, to be cash equivalents.

             P.   NET INCOME PER NIS 1 OF PAR VALUE OF SHARES

                  Net income per NIS 1 of par value of shares is computed in accordance with Opinion 55 of the Israeli Institute; as to the data used in the per share computation - see note 11.

             Q.   RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS IN ISRAEL

                  1) In August 2005, the IASB issued Israel Accounting Standard No. 22 - "Financial Instruments: Disclosure and Presentation", which is based on International Accounting Standard No. 32. This standard prescribes the rules for the presentation of financial instruments and the proper disclosure required therefor. The standard prescribes the rules pursuant to which financial instruments are to be classified and are to be presented as a liability (while broadening the definition of a financial liability) or as an equity instrument (presented within shareholders' equity). The standard also prescribes rules for bifurcating and classifying compound financial instruments (that include both an equity component and a liability component), the circumstances under which the offsetting of financial assets and financial liabilities is permitted, and the treatment of the costs of issuing financial instruments. The standard also prescribes that interest, dividends, losses and gains relating to financial instruments shall be recorded as income or expense in the income statements when the instrument is classified as a financial liability, or an as an equity movement when the instrument is classified as an equity instrument, respectively.

                       This accounting standard is to be applied to financial statements for periods commencing on or after January 1, 2006, and is to be applied prospectively. Upon initial implementation of the standard, all the financial instruments existing at the transition date will be classified and presented in accordance with the classification and presentation rules prescribed by the standard; compound financial instruments will be bifurcated into their components, prior to said classification, in accordance with the transitional provisions prescribed by the standard. Comparative data will not be restated.

                       When the standard takes effect, the Israeli Institute's Opinion 48 - "Accounting Treatment of Option Warrants", and Opinion 53 - "Accounting Treatment of Convertible Liabilities" will be revoked.

                       The balance of deferred issuance costs relating to the notes, which at December 31, 2005 amounted to NIS 946,000 will be reclassified at the time of the standard taking effect and will be presented as a deduction from the amount of the liability to which such expenses relate.

                       These costs will be amortized, in future reporting periods, according to the interest method. The change in the amortization method will not have a material effect on operating results in future reporting periods.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

                  2) In September 2005, the IASB issued Accounting Standard Israel No. 24 - "Share-based Payment". This standard prescribes the recognition and measurement principles, as well as the disclosure requirements, relating to share-based payment transactions. Prior to the issuance of said standard, no mandatory directives were in place in Israel for the measurement and recognition of share-based payment transactions, with the exception of certain disclosure requirements. Accordingly, in the past, equity instrument grants to Company employees did not have recognition or measurement implications on the Company's financial statements.

                       The new standard is applicable to transactions whereunder a company acquires goods or receives services in consideration for equity instruments of the company (hereafter - equity grant), or cash (or other assets) consideration, where the amount of the consideration is based on the price or value of equity instruments of the company (hereafter - liability grant). The standard requires the recognition of such transactions at fair value. The standard is applicable to share-based payment transactions with employees and non-employees.

                       With respect to equity grants to employees, the standard stipulates that the value of the labor services received from them in return is to be measured on the day of the grant, based on the fair value of the equity instruments that were granted to the employees. The value of the transactions, measured in the above manner, is to be expensed over the period that the employee's right to exercise or receive the underlying equity instruments vests; commensurate with the recognition of the expense, a corresponding increase is to be recorded as a capital surplus under the company's shareholders' equity.

                       According to the provisions of the standard, the initial measurement of the fair value of liability grants is to be made on the date of the grant and recognized as a liability in the company's balance sheet; thereafter, the liability is to be remeasured at each balance sheet date until said liability is settled. The changes in the amount of the liability are carried to the income statement on a current basis. The standard also sets out guidelines for the allocation of income taxes in respect of share-based payments.

                       Accounting Standard No. 24 is to be applied to financial statements covering periods commencing on, or after, January 1, 2006.

                       The transitional provisions of the standard make a distinction between equity grants and liability grants:

                       a) For equity grants, the standard prescribes that its provisions are to be applied to all grants that are made subsequent to March 15, 2005, which had not yet vested at the effective date of the standard. As a result, upon the standard taking effect, the financial statements for 2005 will need to be restated in order to reflect such grants.

                       b)  The provisions of the standard shall be
                           retroactively applicable to liabilities relating to liability grants existing at the effective date. As a result, upon the standard taking effect, the financial statements for all prior periods will need to be restated in order to reflect these grants.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

                       The transitional provisions of the standard further stipulate that any modifications to the terms of existing grants executed subsequent to March 15, 2005 shall be subject to the provisions of the standard, even if the grants themselves are not. As a result, upon the standard taking effect, the financial statements for 2005 will need to be restated in order to reflect such modifications.

                       The Company intends to implement the provisions of the standard starting from 2006. The Company has a liability in respect of a liability grant, regarding which the effect of the retroactive implementation of the provisions of the standard, for each of the relevant years and cumulatively, is immaterial.

                       In addition, new grants of options or shares to employees or service providers of the Company, would result, in the following reporting periods, in the recording of payroll expenses or expenses relating to the cost of the services, at their fair value.

                  3) In February 2006, the IASB issued Israel Accounting Standard No. 21 - "Earnings per Share", which is based on International Accounting Standard No. 33. Accounting Standard No. 21 provides rules for the computation of earnings per share data and their presentation in the financial statements, and is to supersede, starting from its effective date, the existing rules relating to the computation and presentation of such data, which are based on Opinion 55 of the Israeli Institute; the standard is to be applied in financial statements for periods commencing on or after January 1, 2006.

                       According to the standard, the computation of basic earnings per share is generally based on the earnings available for distribution to holders of ordinary shares, which is divided by the weighted average number of ordinary shares outstanding during the period. This computation no longer takes into account the effect relating to potential shares that may derive from the expected conversion of convertible financial instruments, or the performance of contracts that confer rights to shares upon their holders.

                       In computing the diluted earnings or loss per share, the weighted average number of shares to be issued is to be added to the average number of ordinary shares used in the computation of the basic earnings per share data, assuming that all dilutive potential shares will be converted into shares. The potential shares are taken into account, as above, only when their effect is dilutive (reducing the earnings or increasing the loss per share from continuing activities); for the purpose of the computation of the weighted average, dilutive potential ordinary shares shall be deemed to have been converted into ordinary shares at the beginning of the period or, if later, the date of the issue of the potential ordinary shares. The standard also revises the treatment of the effect on the earnings resulting from the expected conversion of potential shares, and makes certain adjustments to the Company's share in the operating results of associated companies and consolidated subsidiaries for the purpose of their inclusion in earnings used for the computation.

                       Upon the initial adoption of the standard, and in accordance with the transitional provisions stipulated therein, the comparative earnings per share data are to be restated in the financial statements, in order to reflect, with retroactive effect, the computation of the earnings per share under the new directives.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

                       In the opinion of the Company, the implementation of this standard is not expected to have a material effect on the earnings per share data included in these financial statements.

                  4) In February 2006, the IASB issued Israel Accounting Standard No. 25 - "Revenue", which is based on International Accounting Standard No. 18. This standard prescribes recognition, measurement, presentation and disclosure criteria for revenues originating from the sale of goods purchased or manufactured by the company, the provision of services, as well as revenues deriving from the use of the company's assets by others (interest income, royalties or dividends).

                       The principal issue in accounting for revenue is determining the timing of revenue recognition. Revenue from the sale of goods shall be recognized when all the following conditions have been satisfied: (a) the significant risks and rewards of ownership of the goods have been transferred to the buyer; (b) the company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold; (c) the amount of revenue can be measured reliably; (d) it is probable that the economic benefits associated with the transaction will flow to the company; and (e) the costs incurred or to be incurred in respect of the transaction can be measured reliably.

                       Revenue from the provision of services shall be recognized by reference to the stage of completion of the transaction at the balance sheet date, subject to the satisfaction of conditions (c) through (e) above, and only when the stage of completion of the transaction at the balance sheet date can be measured reliably.

                       A clarification of said standard was issued by the IASB in February 2006: Clarification No. 8 - "Reporting of Revenue on a Gross or Net Basis". According to the clarification, a company acting as an agent or an intermediary, without bearing the risks and rewards resulting from the transaction, will present its revenue on a net basis (as profit or commission). However, a company that acts as a principal supplier and bears the risks and rewards resulting from the transaction will present its revenue on a gross basis, distinguishing the turnover from the related expenses.

                       Standard 25 shall be applicable to financial statements for periods commencing on or after January 1, 2006. The standard is to be applied prospectively; nevertheless, in accordance with the transitional provisions of the standard, the classification and presentation of revenue on a gross or net basis, as above, shall be applied with retroactive effect, including the restatement of revenues and expenses appearing in the comparative figures in the financial statements for periods commencing on the effective date of the standard.

                       Until the publication of said standard and the related clarification, there were no accounting pronouncements, and the accounting treatment of this issue was mostly based on generally accepted accounting practices and foreign accounting pronouncements. The company is currently examining the effect of the implementation of this standard on its financial statements in future periods.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 2 - INVESTMENTS IN ASSOCIATED COMPANIES:

             A. The Company has a number of investments in associated companies, which are held either directly or through investee companies. The financial statements of significant associated companies (Mondy Business Paper Hadera Ltd. - formerly Neusiedler Hadera Paper Ltd, NHP
                       - and Hogla-Kimberly Ltd.) are attached to these financial statements.

             B.   COMPOSED AS FOLLOWS:


                                                                                                    DECEMBER 31
                                                                                                -------------------
                                                                                                2005           2004
                                                                                                ----           ----
                                                                                                  NIS IN THOUSANDS
                                                                                                -------------------
                Shares:
                    Cost                                                                       54,241         54,241
                    Excess of cost of investment - net                                          2,086          2,086
                    Less - accumulated amortization                                            (2,180)        (2,624)
                Gain on issuance of shares of an associated
                    company to a third party                                                   40,241         40,241
                Adjustments resulting from translation of foreign currency
                    financial statements                                                        (813)        (2,807)
                Share in profits (after deduction of losses) accumulated since
                    acquisition                                                               263,051        271,492
                                                                                              -------        -------
                                                                                              356,626        362,629
                Long-term loans and capital notes *                                            72,331       **68,612
                                                                                              -------        -------
                                                                                              428,957        431,241
                                                                                              =======        =======

                * Classified by linkage terms, the total amounts of the loans and capital notes are as follows:


                                                                   WEIGHTED AVERAGE
                                                                    INTEREST RATE                  DECEMBER 31
                                                                    AT DECEMBER 31,           --------------------
                                                                        2005                   2005           2004
                                                                   -----------------           ----           ----
                                                                         %                       NIS IN THOUSANDS
                                                                   -----------------          --------------------
                   In dollars                                                                  9,206         8,616
                   Linked to the Israeli CPI***                                                           **10,709
                   Unlinked loans and capital notes                       2.2%                63,125        49,287
                                                                                              ------        ------
                                                                                              72,331        68,612
                                                                                              ======        ======

                  **   Reclassified.

                  *** In 2005, the terms of the loans linked to the Israeli CPI were changed and these loans became unlinked loans.

                  As of December 31, 2005, the repayment dates of the balance of the loans and capital notes have not yet been determined.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 2 - INVESTMENTS IN ASSOCIATED COMPANIES (continued):

             C.   THE CHANGES IN THE INVESTMENTS DURING 2005 ARE AS FOLLOWS:

                                                                                                  NIS IN THOUSANDS
                    Balance at beginning of year                                                      431,241
                                                                                                      -------
                    Changes during the year:
                        Share in profits of associated companies - net                                 16,414
                        Dividend from associated companies                                           (24,411)
                        Adjustments resulting from translation of foreign currency
                            financial statements                                                        1,994
                        Increase in balance of long-term loans and capital notes - net                  3,719
                                                                                                      -------
                    Balance at end of year                                                            428,957
                                                                                                      =======

             D. MONDY BUSINESS PAPER HADERA LTD. (hereafter - Mondy Hadera; formerly - Neusiedler Hadera Paper Ltd. - NHP):

                  Mondy Hadera is held to the extent of 49.9% by the Company and also by Neusiedler AG (hereafter - Neusiedler), under an agreement dated November 21, 1999. According to said agreement, Mondy Hadera purchased the Group's activities in the field of printing and writing paper, and issued to Neusiedler 50.1% of its shares. As part of the said agreement, Neusiedler was granted an option to sell to the Company its holdings in Mondy Hadera, at a price that is 20% lower than the value (as defined in the agreement). The understanding between the parties is that the option would only be exercised under prolonged, extraordinary circumstances that preclude the operation of Mondy Hadera in Israel. The Company believes that the likelihood of such circumstances is very remote.

             E.   HOGLA-KIMBERLY LTD. (hereafter - Hogla-Kimberly)

                  Hogla-Kimberly is held to the extent of 49.9% by the Company and to the extent of 50.1% by Kimberly Clark Corporation (hereafter- KC).

             F.   INVESTMENT IN CARMEL CONTAINER SYSTEMS LIMITED
                  (HEREAFTER - CARMEL)

                  The investment in Carmel's shares, as of December 31, 2005 and 2004, amounts to NIS 32,897,000 and NIS 32,300,000, respectively, which represents a holding of 26.25%. Carmel's shares are traded in the United States on the "AMEX" Stock Exchange.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 2 - INVESTMENTS IN ASSOCIATED COMPANIES (continued):

                  In November 2004, Carmel's board of directors decided to take measures to withdraw Carmel's shares from trade on the "AMEX" Stock Exchange in the United States and also to deregister with the SEC. Accordingly, trade in Carmel's shares on the "AMEX" was suspended from November 30, 2004 and in July 2005 the process of deregistering the shares from being traded and with the SEC was finalized.

                  The financial statements of Carmel are drawn up in accordance with the provisions of Accounting Standard No. 12 of the IASB. Until December 31, 2003, the financial statements were drawn up on the basis of cost, adjusted for the changes in the general purchasing power of Israeli currency measured on the basis of the Israeli CPI. For purposes of inclusion in the consolidated financial statements up to said date, Carmel's financial statements were adjusted on the basis of the changes in the exchange rate of the dollar.

             G. INVESTMENT IN T.M.M INTEGRATED RECYCLING INDUSTRIES LTD. (HEREAFTER - T.M.M.)

                  As of December 31, 2005, the Company's share in T.M.M. (directly and through another associated company) is 43.08%

                  The excess of equity in net assets of T.M.M. shares, over the cost of the investment therein, which amounts to NIS 1,581,000, is amortized over a period of ten years.

                  As of December 31, 2005 and 2004, the direct investment in the shares of T.M.M is NIS 13,703,000 and NIS 15,726,000, respectively. The market value of these shares as of December 31, 2005 and 2004 is NIS 10,436,000 and NIS 11,338,000, respectively.

                  The Company's management examined the value of its investment in T.M.M. for impairment, which is not temporary in nature. The Company used the services of an outside appraiser in determining the value in use to the Company. Based on this, the Company's management believes that the investment does not need to be written down.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

       NOTE 3 - FIXED ASSETS:

             A. COMPOSITION OF ASSETS AND THE ACCUMULATED DEPRECIATION THEREON, GROUPED BY MAJOR CLASSIFICATIONS, AND CHANGES THEREIN DURING 2005, ARE AS FOLLOWS:


                                                                   COST
                                      ---------------------------------------------------------------
                                      BALANCE AT         ADDITIONS        RETIREMENTS      BALANCE AT
                                       BEGINNING          DURING            DURING           END OF
                                        OF YEAR          THE YEAR          THE YEAR           YEAR
                                        -------          --------          --------           ----
                                                          NIS IN THOUSANDS
                                      ---------------------------------------------------------------

Land and buildings thereon              189,227            40,369              774          228,822
Machinery and equipment                 673,753            16,681            1,036          689,398
Vehicles                                 29,954             5,362            4,220           31,096
Office furniture and equipment
   (including computers)                 68,362             2,073              269           70,166
Payments on account of
   machinery and equipment               13,166             4,166            2,165           15,167
Spare parts - not current                20,833*            2,429                            23,262
                                        -------            ------            -----        ---------
                                        995,295            71,080            8,464        1,057,911
                                        =======            ======            =====        =========



                                                            ACCUMULATED DEPRECIATION                        DEPRECIATED BALANCE
                                      ---------------------------------------------------------------       -------------------
                                      BALANCE AT        ADDITIONS          RETIREMENTS     BALANCE AT            DECEMBER 31
                                       BEGINNING         DURING              DURING         END OF          -------------------
                                        OF YEAR         THE YEAR            THE YEAR         YEAR            2005           2004
                                        -------         --------            --------         ----            ----           ----
                                                             NIS IN THOUSANDS                                   NIS IN THOUSANDS
                                      ---------------------------------------------------------------       -------------------
Land and buildings thereon              107,585             3,496              277          110,804        118,018         81,642
Machinery and equipment                 467,827            22,031              902          488,956        200,442        205,926
Vehicles                                 19,884             3,307            2,276           20,915         10,181         10,070
Office furniture and equipment
   (including computers)                 54,760             2,610               68           57,302         12,864         13,602
Payments on account of
   machinery and equipment                                                                                  15,167         13,166
Spare parts - not current                                                                                   23,262         20,833*
                                        -------            ------            -----          -------        -------        -------
                                        650,056            31,444            3,523          677,977        379,934        345,239
                                        =======            ======            =====          =======        =======        =======

                                                          *Reclassified.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 3 - FIXED ASSETS (continued):

             B. The item is net of investment grants in respect of investments in "approved enterprises" (see notes 7a and 9a).

             C. The Company's real estate is partly owned and partly leased - to the extent of NIS 44.5 million, in respect of which lease fees of approximately NIS 25.8 million have been capitalized. The leasehold rights are for 49 year periods ending in the years 2008 to 2059, with options to extend for an additional 49 years.

             D. As of December 31, 2005 and 2004, the cost of fixed assets includes borrowing costs of NIS 1,007,000 capitalized to the cost of machinery and equipment.

             E. Depreciation expenses amounted to NIS 31,444,000 NIS 28,472,000 and NIS 28,165,000, for the years ended December 31, 2005, 2004 and 2003, respectively.

             F.   As to pledges on assets - see note 9a.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 4 - NOTES AND OTHER LONG-TERM LIABILITIES:

             A.   NOTES

                  The item represents two series of notes issued to institutional investors as follows:

                                                                                       DECEMBER 31
                                                                      -----------------------------------------------
                                                                             2005                       2004
                                                                      -------------------      ----------------------
                                                                                   NIS IN THOUSANDS
                                                                      -----------------------------------------------
                                                                      SERIES II    SERIES I    SERIES II     SERIES I
                   Balance                                            207,229      27,409      201,807      33,340
                   Less - current maturities                                        6,827                    6,648
                                                                      -------      ------      -------      ------
                                                                      207,229      20,582      201,807      26,692
                                                                      =======      ======      =======      ======


                  1)   Series I - May 1992

                       The balance of the notes as of December 31, 2005 is redeemable in four installments, due in June of each of the years 2006-2009, each installment amounting to 6.66% of the original par value of the notes, which is NIS 102,501,000, in December 2005 terms; the unpaid balance of the notes bears annual interest of 3.8%, payable annually each June. The notes - principal and interest - are linked to the Israeli CPI of February 1992.

                  2)   Series II - December 2003

                       The balance of the notes as of December 31, 2005 is redeemable in 7 equal, annual installments due in December of each of the years 2007-2013; the unpaid balance of the notes bears annual interest of 5.65%, payable annually each December. The notes - principal and interest - are linked to the Israeli CPI of November 2003.

                  As to the change from January 2006 in the presentation of deferred issuance costs - see note 1q (1) above.

             B.   OTHER LIABILITY:

                  The capital note to an associated company is unlinked and interest free. No repayment date has been fixed, but the associated company does not intend to demand the repayment of the capital note before January 1, 2007.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 5 - EMPLOYEE RIGHTS UPON RETIREMENT:

             A. Israeli labor laws and agreements require the Company and its subsidiaries to pay severance pay to employees dismissed or leaving their employ under certain circumstances, computed on the basis of the number of years of service, or a pension upon retirement.

                  To cover the liability for employee rights upon retirement, pursuant to labor agreements in force and based on salary components that, in management's opinion, create entitlement to severance pay, deposits are made by the Company and its subsidiaries with various provident funds (including pension funds) or insurance policies for the benefit of the employees.

                  The severance pay and pension liability and the amounts funded as above are not reflected in the financial statements, as the pension and severance pay risks have been irrevocably transferred to the pension funds and the insurance companies, as allowed by the Severance Pay Law.

             B. The expenses relating to employee rights upon retirement, which reflect the amounts that were deposited during the reported years with provident funds, pension funds and various insurance policies, are NIS 8,710,000 NIS 8,368,000,and NIS 8,515,000 in 2005, 2004, and 2003,
                  respectively.

NOTE 6 - SHAREHOLDERS' EQUITY:

             A.   SHARE CAPITAL

                  Composed of ordinary registered shares of NIS 0.01 par value, as follows:


                                                                                          DECEMBER 31
                                                                                -------------------------------
                                                                                    2005                2004
                                                            AUTHORIZED                   ISSUED AND PAID
                                                          -------------         -------------------------------
                    Number of shares                         20,000,000           4,002,205          3,996,674
                                                             ==========           =========          =========
                    Amount in NIS                               200,000              40,022             39,967
                                                             ==========           =========          =========

                  The shares are traded on stock exchanges in Tel-Aviv and in the U.S. ("AMEX"). The quoted prices per share, as of December 31, 2005 are NIS 195.4 and $ 42.51 (NIS 195.67),
                  respectively.

             B.   EMPLOYEE STOCK OPTION PLANS:

                  1)   The 1998 plan for senior officers in the Group

                       On January 11, 1998, the board of directors approved a stock option plan for senior officers in the Group ("the 1998 plan for senior officers").

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 6 - SHAREHOLDERS' EQUITY (continued):

                       In 1998-2000, 155,498 options were granted under the 1998 plan for senior officers.

                       The number of shares resulting from the exercise of the options and the actual exercise price were determined as follows: Upon receipt of an exercise request from an option holder, a computation was made of the difference between the quoted price of the Company's shares at the beginning of that trading day and the exercise price; that difference was then multiplied by the number of exercisable options (hereafter - the benefit). The number of shares that the Company actually issued to the option holder was the number of shares the market value of which was equal to the amount of the benefit computed as above. In consideration for the shares, the option holder paid their par value only.

                       In 2000-2003, 154,000 options were exercised under the 1998 plan for senior officers. 92,832 shares of NIS 0.01 were issued following the exercise. The unexercised balance of 1,498 options granted expired in 2003.

                       Immediately upon issuance, the ordinary shares issued upon exercise of the options have all the same rights as other ordinary shares of the Company.

                  2)   The 2001 plan for senior officers in the Group

                       On April 2, 2001, the Company's board of directors approved a stock option plan for senior officers in the Group (hereafter - the 2001 plan for senior officers). Under this plan, 194,300 options were allotted on July 5, 2001 without consideration. Each option can be exercised to purchase one ordinary share of NIS 0.01 par value of the Company. The options are exercisable in four equal annual batches. The blocking period of the first batch is two years, commencing on the date of grant; the blocking period of the second batch is three years from the date of grant, and so forth. Each batch is exercisable within two years from the end of the blocking period.

                       The exercise price of the options granted as above was set at NIS 217.00, linked to the CPI, on the basis of the known CPI on April 2, 2001. The exercise price for each batch is determined as the lesser of the aforementioned exercise price or the average price of the Company's shares as quoted on the Tel-Aviv Stock Exchange (hereafter - the Stock Exchange) during the thirty trading days preceding to the effective date of each batch, less 10%. As stipulated by the 2001 plan for senior officers, the exercise price of unexercised options is to be adjusted, in the event of cash dividend distributions. Accordingly, the exercise price as of December 31, 2005 is NIS 45.5 for the second batch, NIS 103.43 for the third batch and NIS 157.02 for the fourth batch. In May 2005, the remaining options from the first batch expired.

                       The quoted price of the Company's shares on the Tel Aviv Stock Exchange, immediately prior to the date of the board of directors' resolution to grant the options, was NIS 204.00. Immediately prior to the granting of the options, the price was NIS 185.8.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 - SHAREHOLDERS' EQUITY (continued):

                       The fair value of each option - computed on the basis of the Black-Scholes option-pricing model - as prescribed by the regulations of the Tel-Aviv Stock Exchange - was approximately NIS 56.69 on the date of grant.

                       Notwithstanding the above, the number of shares resulting from the exercise of the options and the actual exercise price will be determined as follows:
                       Upon receipt of an exercise request from an option holder, a computation will be made of the difference between the quoted price of the Company's shares at the beginning of that trading day and the exercise price; that difference is to be multiplied by the number of exercisable options (hereafter - the benefit). The number of shares that the Company will actually issue to the option holder will be the number of shares the market value of which is equal to the amount of the benefit computed as above. In consideration for the shares, the option holder will pay their par value only.

                       Immediately upon issuance, the ordinary shares issued upon exercise of the options will have all the same rights as other ordinary shares of the Company.

                       In 2005, 2004 and 2003, 13,877, 55,525 and 1,550
                       options, respectively, were exercised under the 2001 plan for senior officers, and 4,307, 24,295 and 227 shares of NIS 0.01, respectively, were issued following the exercise of the options, as above. 8,250 options expired in 2005 (from the first batch). As of December 31, 2005, the unexercised balance of the options granted is 115,098.

                       This plan is designed to be governed by the terms stipulated by Section 102 of the Israeli Income Tax Ordinance. Inter alia, these terms provide that the Company is allowed to claim, as an expense for tax purposes, the amounts credited to the employees as a benefit in respect of shares or options granted under the plan.

                       The amount allowed as an expense for tax purposes, at the time the employee utilizes such benefit, is limited to the amount of the benefit that is liable to tax as labor income, in the hands of the employee; all being subject to the restrictions specified in Section 102 of the Income Tax Ordinance.

                       Since, in accordance with Israeli accounting principles, the Company does not recognize the expense in its accounts with respect to the salary benefit embodied in these grants, then under Clarification No. 7 of the IASB (See note 1j(7)), the Company credited the tax saving derived from the exercise of benefits by employees in 2005 to capital surplus.

                  3)   The 2001 employee plan

                       On August 29, 2001, the Company's board of directors approved a stock option plan for employees in the Group, according to a specification (hereafter - the 2001 employee plan). Under this plan, up to 125,000 options will be allotted without consideration. Each option can be exercised to purchase one ordinary share of NIS 0.01 par value of the Company. The blocking period of the options is two years from the date of grant. Each option is exercisable within three years from the end of the blocking period.

                       On November 4, 2001, 81,455 options were granted under the 2001 employee plan.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 - SHAREHOLDERS' EQUITY (continued):

                       The exercise price of all the options granted as above was set at NIS 160.99, linked to the CPI, on the basis of the known CPI on August 29, 2001. This price represents the average price of the Company's shares as quoted on the Tel-Aviv Stock Exchange during the thirty trading days prior to the date of the board of directors' approval, less 10%. As stipulated by the 2001 employee plan, the exercise price has been adjusted, as a result of dividend distributions, and it is NIS 91.16 as of December 31, 2005.

                       The quoted price of the Company's shares on the Tel Aviv Stock Exchange, immediately prior to the date of the board of directors' resolution to grant the options, was NIS 171.20. Immediately prior to the granting of the options, the price was NIS 138.80.

                       The fair value of each option - computed on the basis of the Black-Scholes option-pricing model - as prescribed by the regulations of the Tel-Aviv Stock Exchange - was approximately NIS 64.11 on the date of grant.

                       Notwithstanding the above, the number of shares resulting from the exercise of the options and the actual exercise price will be determined as follows:
                       Upon receipt of an exercise request from an option holder, a computation will be made of the difference between the quoted price of the Company's shares at the beginning of that trading day and the exercise price; that difference is to be multiplied by the number of options to be exercised (hereafter - the benefit). The number of shares the that Company will actually issue to the option holder will be the number of shares the market value of which is equal to the amount of the benefit computed as above. In consideration for the shares, the option holder will pay their par value only.

                       Immediately upon issuance, the ordinary shares issued upon exercise of the options will have all the same rights as other ordinary shares of the Company.

                       In 2005, 2004 and 2003, 2,405, 8,615 and 57,962
                       options, respectively, were exercised under the 2001 employee plan, and 1,224, 4,084 and 20,665 shares of NIS 0.01, respectively, were issued following the exercise of options, as above. As of December 31, 2005, the unexercised balance of the options granted is 12,473.

                       This plan is designed to be governed by the terms stipulated by Section 102 of the Israeli Income Tax Ordinance. Inter alia, these terms provide that the Company is allowed to claim, as an expense for tax purposes, the amounts credited to the employees as a benefit in respect of shares or options granted under the plan.

                       The amount allowed as an expense for tax purposes, at the time the employee utilizes such benefit, is limited to the amount of the benefit that is liable to tax as labor income, in the hands of the employee; all being subject to the restrictions specified in Section 102 of the Income Tax Ordinance.

                       Since, in accordance with Israeli accounting principles, the Company does not recognize the expense in its accounts (with respect to the salary benefit embodied in these grants), then under Clarification No. 7 of the IASB (See note 1j(7)), the Company credited the tax saving derived from the exercise of benefits by employees in 2005 to capital surplus.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 7 - TAXES ON INCOME:

             A. TAX BENEFITS UNDER THE LAW FOR THE ENCOURAGEMENT OF CAPITAL INVESTMENTS, 1959 (hereafter - the law)

                  Under the law, by virtue of the "approved enterprise" status granted to certain of their production facilities, certain subsidiaries were entitled to various tax benefits (mainly reduced tax rates) until 2003.

                  During the period of benefits - mainly 7 years commencing in the first year in which the companies earn taxable income from the approved enterprises, provided the maximum period to which it is restricted by law has not elapsed - reduced tax rates or exemption from tax apply, as follows:

                  1) Corporate tax rate of 25%, instead of the regular tax rate (see d. below).

                  2) Tax exemption on income from certain approved enterprises in respect of which the companies have elected the "alternative benefits" (involving waiver of government guaranteed loans instead of the tax exemption); the length of the exemption period is 4 years, after which the income from these enterprises is taxable at the rate of 25% for 3 years.

                       The part of the taxable income, which is entitled to the tax benefits, is determined on the basis of the ratio of the turnover attributed to the "approved enterprise" to the total turnover of these companies, taking into account the ratio of the "approved enterprise" assets to total assets of these companies. The turnover that is attributed to the "approved enterprise" is generally computed on the basis of the ratio of the increase in turnover to the "basic" turnover stipulated in the instrument of approval.

                       The period of benefits in respect of the "approved enterprises" of these companies expired at the end of 2003.

                       The entitlement to the above benefits is conditional upon the companies' fulfilling the conditions stipulated by the law, regulations published thereunder and the instruments of approval for the specific investments in "approved enterprises". In the event of failure to comply with these conditions, the benefits may be cancelled and the companies may be required to refund the amount of the benefits, in whole or in part, with the addition of CPI linkage differences and interest.

             B. MEASUREMENT OF RESULTS FOR TAX PURPOSES UNDER THE INCOME TAX (INFLATIONARY ADJUSTMENTS) LAW, 1985 (hereafter - the inflationary adjustments law)

                  Under the inflationary adjustments law, results for tax purposes are measured in real terms, having regard to the changes in the Israeli CPI. The Company and its subsidiaries are taxed under this law.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 - TAXES ON INCOME (continued):

             C.   THE LAW FOR THE ENCOURAGEMENT OF INDUSTRY (TAXATION), 1969

                  The Company and certain consolidated subsidiaries are "industrial companies" as defined by this law. These companies claimed depreciation at accelerated rates on equipment used in industrial activity as stipulated by regulations published under the inflationary adjustments law.

                  The Company also files consolidated tax returns with certain consolidated subsidiaries as permitted under this law.

             D. TAX RATES APPLICABLE TO INCOME NOT DERIVED FROM "APPROVED ENTERPRISES"

                  The income of the Company and its Israeli subsidiaries (other than income from "approved enterprises", see a. above) is taxed at the regular rate. Through to December 31, 2003, the corporate tax was 36%. In July 2004, an amendment No. 140, to the Income Tax Ordinance was published fixing, among others that corporate tax rate is gradually reduced from 36% to 30%. In August 2005, an additional amendment (No. 147) to the Income Tax Ordinance was published which makes a further revision to the corporate tax rates prescribed by Amendment No. 140. As a result of the aforementioned amendments, the tax rates for 2004 and thereafter are as follows: 2004 - 35%, 2005 - 34%, 2006 - 31%, 2007 - 29%, 2008 - 27%, 2009 -
                  26% and 2010 and thereafter - 25%.

                  As a result of the said changes in the tax rates, the Company adjusted - in each of the years 2004 and 2005 - at the time the aforementioned amendments were made, its deferred tax balances, in accordance with the tax rates expected to be in effect in the coming years; the effect of the change has been carried to income in these years.

                  Capital gains (except for the real capital gain from the sale of marketable securities - to which the regular tax rates will apply) are taxed at a reduced tax rate of 25% on capital gains that arose after January 1, 2003, and at the regular corporate tax rate on income that arose until that date.

             E.   CARRYFORWARD TAX LOSSES

                  Carryforward tax losses in subsidiary companies are NIS 22,470,000 and NIS 20,239,000 as of December 31, 2005 and
                  2004, respectively.

                  The Company examines on each balance sheet date the possibility of recording deferred taxes in respect of carryforward tax losses based on an assessment of all evidence, both positive and negative, regarding the likelihood of their being taxable income in the foreseeable future.

                  Under the inflationary adjustments law, carryforward losses are linked to the Israeli CPI, and may be utilized indefinitely.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 - TAXES ON INCOME (continued):

             F.   DEFERRED INCOME TAXES

                  The composition of the deferred taxes at balance sheet dates, and the changes therein during the years 2005 and 2004 , are as follows:

                                      In respect of balance sheet items Provisions for employee rights
                                    -------------------------------------------------------------------

                                                                                 Vacation                    In respect of
                                    Depreciable                                    and                     carryforward tax
                                      fixed                        Severance    recreation     Doubtful        losses
                                     assets       Inventories        pay           pay         Accounts      (see above)      Total
                                     ------       -----------        ---           ---         --------      -----------     -------
                                                                           NIS in thousands
                                     -----------------------------------------------------------------------------------------------
Balance at January 1, 2004           61,802         3,386           688         (4,297)        (5,749)        (5,041)        50,789
Changes in 2004:
    Amounts carried to income        (9,240)          652           (87)           210           (161)        (1,470)       (10,096)
                                     ------         -----           ---         ------         ------         ------         ------
Balance at December 31, 2004         52,562         4,038           601         (4,087)        (5,910)        (6,511)        40,693

Changes in 2005:
    Amounts carried to income        (6,779)       (1,487)          (75)             8            (52)           714         (7,671)
                                     ------         -----           ---         ------         ------         ------         ------
Balance at December 31, 2005         45,783         2,551           526         (4,079)        (5,962)        (5,797)        33,022
                                     ======         =====           ===         ======         ======         ======         ======


                       The deferred taxes are computed at the rate of 25%-31%.

                       Deferred taxes are presented in the balance sheets as follows:

                                                                                         DECEMBER 31
                                                                                    -----------------------
                                                                                     2005            2004
                                                                                     ----            ----
                                                                                       NIS IN THOUSANDS
                                                                                    -----------------------
                              Among current assets                                 (7,106)         (5,358)
                              Among long-term asset balances                       (5,655)         (6,511)
                              Among long-term liabilities                           45,783          52,562
                                                                                    ------          ------
                              Balance - liability  (asset) - net                    33,022          40,693
                                                                                    ======          ======

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 - TAXES ON INCOME (continued):

             G.   TAXES ON INCOME INCLUDED IN THE INCOME STATEMENTS:

                  1)   As follows:

                                                                                       2005         2004           2003
                                                                                       ----         ----           ----
                                                                                                NIS IN THOUSANDS
                                                                                       ---------------------------------
                          For the reported year:
                              Current                                                 13,662       13,248         4,235
                              Deferred, see f. above:
                                 In respect of changes to tax rates,
                                     see d. above                                     (4,166)      (5,824)
                                 In respect of the reporting period                   (3,505)      (4,272)        3,471
                                                                                      ------       ------         -----
                                                                                       5,991        3,152         7,706
                                                                                      ======       ======         =====


                       Current taxes in 2005 were computed at an average tax rate of 34%, 2004 - 35% and 2003 - 34.5%, see
                       (2) below.

                  2) Following is a reconciliation of the "theoretical" tax expense, assuming all income is taxed at the regular rate applicable to companies in Israel, as stated in d. above, and the actual tax expense:

                                                               2005                        2004                       2003
                                                         -----------------           -----------------         ------------------
                                                                  NIS IN                      NIS IN                     NIS IN
                                                          %      THOUSANDS            %      THOUSANDS          %       THOUSANDS
                                                         ---     ---------           ---     ---------         ---      ---------
Income before taxes on income, as reported
   in the statements of income                          100.0      35,292           100.0      40,812         100.0      32,204
                                                        =====      ======           =====      ======         =====      ======
Theoretical tax on the above amount                      34.0      11,999            35.0      14,284          36.0      11,593

Tax benefits arising from reduced tax rate
   for approved enterprises                                                                                    (1.5)       (487)
                                                        -----      ------           -----      ------         -----      ------
                                                         34.0      11,999            35.0      14,284          34.5      11,106
Decrease in taxes resulting from computation
   of deferred taxes at a rate which is
   different from the theoretical rate                   (0.9)       (324)           (4.3)     (1,762)
Decrease in taxes resulting from adjustment to
deferred tax balances due to changes
in tax rates, see d. above                              (11.8)     (4,166)          (14.3)     (5,824)


Tax deduction in respect of options
   exercised by employees according to
   Section 102 of the Israeli Income
   Tax Ordinance (2005 - see note 1j(7))                                            (10.3)     (4,221)         (5.0)     (1,607)
Other - net                                              (4.3)     (1,518)            1.6         675          (5.6)     (1,793)
                                                        -----      ------           -----      ------         -----      ------
Taxes on income for the reported year                    17.0       5,991             7.7       3,152          23.9       7,706
                                                        =====      ======           =====      ======         =====      ======

             H.   TAX ASSESSMENTS

                  The Company and most of its subsidiaries have received final tax assessments through the year ended December 31, 2000.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 - LINKAGE TERMS OF MONETARY BALANCES:

             A.   AS FOLLOWS:


                                                      DECEMBER 31, 2005                                DECEMBER 31, 2004
                                         -------------------------------------------      ------------------------------------------
                                          IN, OR LINKED                                    IN, OR LINKED
                                           TO, FOREIGN                                      TO, FOREIGN
                                             CURRENCY      LINKED TO THE                      CURRENCY      LINKED TO THE
                                         (MAINLY DOLLAR)    ISRAELI CPI     UNLINKED      (MAINLY DOLLAR)    ISRAELI CPI    UNLINKED
                                         ---------------    -----------     --------      ---------------    -----------    --------
                                                         NIS IN THOUSANDS                               NIS IN THOUSANDS
                                         -------------------------------------------      ------------------------------------------
Assets:
 Current assets:
    Cash and cash equivalents                   5,740                         2,578          4,531                           3,282
    Short-term investments                                                   11,416                          45,539         16,925
    Receivables                                55,307            167        189,912         43,600            1,799        192,071
 Investments in associated companies -
    long-term loans and capital notes           9,206                        63,125          8,616         10,709           49,287
                                               ------        -------        -------         ------          -------        -------
                                               70,253            167        267,031         56,747           58,047        261,565
                                               ======        =======        =======         ======          =======        =======

Liabilities:
 Current liabilities:
    Short-term credit from banks                                             93,171          2,238                         110,446
    Accounts payables and accruals             11,062            868        214,082         10,100            1,013        142,287
 Long-term liabilities (including
   current maturities):
    Notes                                                    234,638                                        235,147
    Other liability                                                          32,770                                         32,770
                                               ------        -------        -------         ------          -------        -------
                                               11,062        235,506        340,023         12,338          236,160        285,503
                                               ======        =======        =======         ======          =======        =======

                  As to exposures relating to fluctuations in foreign currency exchange rates and the use of derivatives for hedging purposes - see note 12a.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 - LINKAGE TERMS OF MONETARY BALANCES (continued):

             B.   DATA REGARDING THE EXCHANGE RATE AND THE ISRAELI CPI:

                                                  HANGE RATE OF
                                                  ONE DOLLAR             CPI*
                                                  ----------             ----
                                                      NIS               POINTS
                                                      ---               ------


                    AT END OF YEAR:
                        2005                         4.603              185.0
                        2004                         4.308              180.7
                        2003                         4.379              178.6

                    CHANGE IN THE YEAR:
                        2005                         6.8%                2.4%
                        2004                        (1.6%)               1.2%
                        2003                        (7.6%)              (1.9%)

                       * Based on the index for the month ending on each balance sheet date, on the basis of 1993 average = 100.

NOTE 9 - COMMITMENTS, CONTINGENT LIABILITIES AND LIABILITIES SECURED BY
         PLEDGES:

             A.   IN RESPECT OF INVESTMENT GRANTS

                  Under the Law for the Encouragement of Capital Investments, 1959, certain subsidiaries and an associated company have received investment grants from the State of Israel. In the event of failure to comply with the terms attached to the receipt of the grants, the companies may be required to refund the amount of the grants, in whole or in part, with linkage differences and interest from the date of receipt thereof.

                  The abovementioned subsidiaries have registered floating charges on all their assets in favor of the State of Israel in order to secure compliance with the terms of the investment grants received. In respect of the grant received by the associated company, the Company has provided a guarantee, with another associated company, for the repayment of the grant. As of December 31, 2005, the grant was repaid in full, as agreed with the Investment Center.

             B. In 1996, an associated company received a grant amounting to NIS 2,067,000 from the Fund for Preparation for Exposure of the Ministry of Industry and Trade. With respect to this grant, the Company has provided a bank guarantee of NIS 2,091,000 in favor of the State of Israel.

             C. The Company has provided guarantees of NIS 2,301,000 in favor of an associated company, in connection with the latter's participation in a tender. If the associated company does not win the tender, the guarantee will become null and void.

             D. Subsidiaries provided guarantees to various entities, in connection with tenders, in the aggregate amount of approximately NIS 2,232,000.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 9 - COMMITMENTS, CONTINGENT LIABILITIES AND LIABILITIES SECURED BY PLEDGES (continued):

             E. On May 7, 2001, the Company's board of directors resolved to carry out a plan, which was approved by the shareholders' meeting, to remunerate the Company's chairman of the board of directors. According to the plan, remuneration will be granted, equal to the increase in the value of 50,000 shares of the Company in the period from May 7, 2001 (share price - NIS 194.37, linked to the terms of the plan) to May 7, 2008. The remuneration will be spread over the period commencing two years from the resolution of the board of directors, until the end of seven years from said resolution. Up to December 31 2005, one quarter of the remuneration was exercised. An additional quarter was exercised in January 2006, after the balance sheet date. A liability was included in the financial statements in respect of the above plan, under current liabilities.

             F. In accordance with the Companies Law, 1999, the Company issued new letters of indemnity to its officers in 2004, pursuant to which the Company undertakes to indemnify the officers for any liability or expense, for which indemnification may be paid under the law, that may be incurred by the officers in connection with actions performed by them as part of their duties as officers in the Company, which are directly or indirectly related to the events specified in the addendum to the letters of indemnity, provided that the total amount of indemnification payable to the officers, shall not exceed 25% of the Company's shareholders' equity as per its latest financial statements published prior to the actual indemnification. The liability of officers in connection with the performance of their duties, as above, is partly covered by an insurance policy.

             G. The Company is preparing for the conversion of its energy-generation plant to using natural gas, instead of fuel oil. The transition is planned for the second half of 2006, subject to the arrival of the gas in Hadera.

                  In this capacity, the Company signed an agreement in London on July 29, 2005, with the Thetis Sea Group, for the purchase of natural gas. The gas that will be purchased is intended to fulfill the Company's requirements in the coming years, for the operation of the existing energy generation plants using cogeneration at the Hadera plant, when it will be converted for the use of natural gas, instead of the current use of fuel oil. The overall financial scope of the transaction totals $ 40 million over the term of the agreement (5 years from the initial supply of gas, but no later than July 1, 2011).

                  In this capacity the Company also contracted with Alstom Power Boiler Service gmbh, a manufacturer of equipment in the energy industry, in an agreement worth approximately (euro) 1.74 million, for the purchase of the systems needed for the conversion and assistance with their installation at the plant in Hadera.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 10 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION:

             BALANCE SHEETS:


                                                                         WEIGHTED AVERAGE              DECEMBER 31
                                                                         INTEREST RATE           ----------------------
                                                                        AT DECEMBER 31,          2005             2004
                                                                                                 ----             ----
                                                                              2005                  NIS IN THOUSANDS
                                                                       --------------------     ------------------------
             A.   SHORT-TERM INVESTMENTS:
                   Short term deposit - linked to the CPI                                                        45,539
                   Marketable securities                                                         11,416          16,925
                                                                                                -------        --------
                                                                                                 11,416          62,464
                                                                                                =======        ========
             B.   RECEIVABLES:
                   1) Trade:
                         Open accounts                                                          136,792         128,699
                         Checks collectible                                                      13,617          14,576
                                                                                                -------        --------
                                                                                                150,409         143,275
                                                                                                =======        ========
                         The item is:
                             Net of allowance for doubtful accounts                              16,914          16,148
                                                                                                =======        ========
                             Includes associated companies                                       31,504          26,089
                                                                                                =======        ========
                   2) Other:
                         Employees and employee institutions                                      3,155           4,072
                         Associated companies - current debt                                     84,096          78,616
                         Prepaid expenses                                                         4,041           2,287
                         Advances to suppliers                                                    3,235           4,200
                         Deferred income taxes, see note 7f                                       7,106           5,358
                         Income tax authority                                                                     1,733
                         Interest receivable                                                                      1,579
                         Sundry                                                                   4,491           3,995
                                                                                                -------        --------
                                                                                                106,124         101,840
                                                                                                =======        ========
             C.   INVENTORIES:
                   For industrial activities:
                      Finished goods                                                             16,578         11,684
                      Raw materials and supplies                                                  9,356          8,725
                                                                                                -------        --------
                                                                                                 25,934         20,409
                   For commercial activities - purchased products                                15,683         16,972
                                                                                                -------        --------
                                                                                                 41,617         37,381
                   Maintenance and spare parts **                                                22,382        *25,006
                                                                                                -------        --------
                                                                                                 63,999         62,387
                                                                                                =======        ========
             D.   CREDIT FROM BANKS:
                  Unlinked                                                  5.3%                 93,171        110,446
                  Swiss francs                                                                                   2,238
                                                                                                -------        --------
                                                                                                 93,171        112,684
                                                                                                =======        ========

*  Reclassified.


** Including inventories for the use of associated companies.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 10 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):


             E.   ACCOUNTS PAYABLE AND ACCRUALS - OTHER:


                                                                                        DECEMBER 31
                                                                                    ---------------------
                                                                                    2005            2004
                                                                                    ----            ----
                                                                                       NIS IN THOUSANDS
                                                                                    ---------------------
                 1) Trade:
                     Open accounts                                                 84,727          76,311
                     Checks payable                                                 5,785          11,245
                                                                                   ------          ------
                                                                                   90,512          87,556
                                                                                   ======          ======

                 2) Other:
                     Payroll and related expenses                                  44,587          34,904
                     Institutions in respect of employees                          11,855          10,551
                     Income tax authority                                          15,655
                     Customs and value added tax authorities                          142           3,850
                     Accrued interest                                               1,209           1,544
                     Accrued expenses                                               9,201           7,903
                     Sundry                                                         2,758           7,092
                                                                                   ------          ------
                                                                                   85,407         *65,844
                                                                                   ======          ======

             STATEMENTS OF INCOME:

                                                                               2005           2004             2003
                                                                               ----           ----             ----
                                                                                           NIS IN THOUSANDS
                                                                               --------------------------------------
             F.   SALES - net (1):
                  Industrial operations (2)                                   364,539        363,489         326,825
                  Commercial operations                                       117,922        119,365         138,267
                                                                              -------        -------         -------
                                                                              482,461        482,854         465,092
                                                                              =======        =======         =======
                  (1) Including sales to associated companies                 115,262        121,987         115,505
                                                                              =======        =======         =======
                  (2) Including sales to export                                43,356         42,232          44,175
                                                                              =======        =======         =======

             G.   COST OF SALES: Industrial operations:
                      Materials consumed                                       80,740         83,533          72,292
                      Payroll and related expenses                             96,370        *92,566          85,419
                      Depreciation                                             27,396         24,537          22,739
                      Other manufacturing costs                                94,517        *81,893          80,709
                      Decrease (increase) in inventory of
                         finished goods                                       (4,894)          3,135          (1,651)
                                                                              -------        -------         -------
                                                                              294,129        285,664         259,508
                  Commercial operations - cost of products sold                89,050         90,240         102,677
                                                                              -------        -------         -------
                                                                              383,179        375,904         362,185
                                                                              =======        =======         =======
                  Including purchases from associated
                      companies                                                37,747         26,646          30,654
                              * Reclassified.                                 =======        =======         =======


                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 10 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

                                                                                       2005         2004          2003
                                                                                       ----         ----          ----
                                                                                              NIS IN THOUSANDS
                                                                                       -------------------------------
             H.   SELLING, MARKETING, ADMINISTRATIVE AND
                  GENERAL EXPENSES:

                  Selling and marketing:
                      Payroll and related expenses                                    13,641       14,311        15,225
                      Packaging, transport and shipping                                7,866        6,458         5,719
                      Commissions                                                      2,699        2,467         2,733
                      Depreciation                                                     1,145        1,159         1,595
                      Other                                                            5,131        6,200         6,052
                                                                                      ------       ------        ------
                                                                                      30,482       30,595        31,324
                                                                                      ======       ======        ======

                  Administrative and general:
                      Payroll and related expenses                                    39,727       36,649        36,360
                      Office supplies, rent and maintenance                            1,241        1,521         1,938
                      Professional fees                                                  991        1,029         1,663
                      Depreciation                                                     2,903        2,776         2,814
                      Doubtful accounts and bad debts                                    840        3,102           944
                      Capital loss (gain) from sale of fixed assets                  (3,570)         *508         *(445)
                      Other**                                                          3,327       *1,227        *5,126
                                                                                      ------       ------        ------
                                                                                      45,459       46,812        48,400
                      Less - rent and participation from
                         associated companies                                         24,441       24,387        23,401
                                                                                      ------       ------        ------
                                                                                      21,018       22,425        24,999
                                                                                      ======       ======        ======
             *    Reclassified.
             **   2005 - includes gain from sale of subsidiary consolidated
                  in the past, in the amount of NIS 874,000.

             I.   FINANCIAL INCOME (EXPENSES) - NET*:
                    EXPENSES:
                      In respect of long-term loans - net                                              26         1,607
                      In respect of notes - including amortization
                         of deferred charges and net of related hedges                16,516       15,188         5,031
                      In respect of short-term balances - net                          3,559        6,547        16,917
                                                                                      ------       ------        ------
                                                                                      20,075       21,761        23,555
                                                                                      ------       ------        ------
                  INCOME:
                      In respect of increase in value of operating
                         monetary balances                                             3,294        1,901         7,429
                      In respect of short-term balances - net                          4,291        6,742           137
                                                                                      ------       ------        ------
                                                                                       7,585        8,643         7,566
                                                                                      ------       ------        ------
                                                                                     (12,490)     (13,118)      (15,989)
                                                                                      ======       ======        ======
                  *   Including financial income (expenses) in respect
                      of loans to associated companies                                   975          721        (1,376)
                                                                                      ======       ======        ======

                      AMERICAN ISRAELI PAPER MILLS LIMITED

NOTE 10 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

             J.   OTHER INCOME

                  In 2003, the Company sold apartments that it previously held for the use of its employees.

NOTE 11 - NET INCOME PER NIS 1 OF PAR VALUE OF SHARES:

             A. The weighted average par value of shares used in computation of per share data is as follows:

                     Year ended December 31:
                                                         NIS
                                                         ---

                        2005                            40,553
                                                        ======
                        2004                            40,640
                                                        ======
                        2003                            40,197
                                                        ======

             B. In the reported years, shares that will be allocated upon exercise of unexercised stock options granted to employees were taken into account in computing per share data, having regard to the quoted price of the Company's share at the end of each year.

NOTE 12 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

             A.   DERIVATIVE FINANCIAL INSTRUMENTS

                  The Company has limited involvement with derivative financial instruments. The Company uses these instruments as hedges. The Company utilizes derivatives, mainly forward exchange contracts, to protect its expected cash flows in respect of existing assets and liabilities denominated in currencies other than the functional currency of the Company or that are linked to the CPI. As the counter-parties to these derivatives are Israeli banks, the Company considers the inherent credit risks remote.

                  In November-December 2004, the Company entered into forward transactions for a period of one year, in order to hedge an amount of NIS 200 million against increases in the Israeli CPI.

                  In December 2005, the Company entered into forward transactions for a period of one year, in order to hedge an amount of NIS 230 million against increases in the CPI, following the termination of the aforementioned transaction.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 12 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued):


             B.   CREDIT RISKS

                  The Company and its subsidiaries' cash and cash equivalents and the short-term deposit as of December 31, 2005 and 2004 are deposited mainly with major banks. The Company and its subsidiaries consider the credit risks in respect of these balances to be remote.

                  Most of these companies' sales are made in Israel, to a large number of customers. The exposure to credit risks relating to trade receivables is limited due to the relatively large number of customers. The Group performs ongoing credit evaluations of its customers to determine the required amount of allowance for doubtful accounts. An appropriate allowance for doubtful accounts is included in the financial statements.

             C.   FAIR VALUE OF FINANCIAL INSTRUMENTS

                  The fair value of the financial instruments included in the working capital of the Company is usually identical or close to their carrying value. The fair value of loans and other liabilities also approximates the carrying value, since they bear interest at rates close to the prevailing market rates, except as described below.

                  The Company does not disclose the fair value of long-term loans and capital notes included under investments in associated companies as of December 31, 2005, aggregating NIS 72,331,000 (see note 2b) and of a capital note to an associated company in the amount of NIS 32,770,000 (see note 4b), since their value cannot be reliably determined so long as they have no repayment dates.

NOTE 13 - INTERESTED PARTIES - TRANSACTIONS AND BALANCES:

             A.   TRANSACTIONS:

                  1) Income (expenses):

                                                            2005          2004          2003
                                                            ----          ----          ----
                                                                  NIS IN THOUSANDS
                                                            ---------------------------------
                       Sales                               46,396       45,278          38,715
                                                          =======       ======          ======
                       Costs and expenses                 (13,997)      (9,247)         (7,009)
                                                          =======       ======          ======
                       Financial expenses                  (1,731)      (1,688)
                                                          =======       ======          ======

                  The amounts presented above represent transactions that the Company carried out in the ordinary course of business with interested parties (companies which are held by the Company's principal shareholder), at terms and prices similar to those applicable to non-affiliated customers and suppliers.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 - INTERESTED PARTIES - TRANSACTIONS AND BALANCES (continued)


                  2) Benefits to interested parties:

                                                                              2005          2004           2003
                                                                              ----          ----           ----
                       Payroll to interested parties employed
                           by the Company - NIS  in thousands               *5,181         *3,300         *3,364
                                                                             =====          =====          =====
                       Number of people to whom
                           the benefits relate                                   2             2               2
                                                                             =====          =====          =====
                       Remuneration of directors who are not
                           employed by the Company -
                           NIS in thousands                                    485            528            444
                                                                             =====          =====          =====
                       Number of people to whom
                           the benefits relate                                  12            13              13
                                                                             =====          =====          =====

                  *In 2005 including the CEO and the Chairman of the Board of Directors. In 2004 and 2003 a CEO was in a position only part of the year. In 2005 includes a special bonus to the Chairman of the Board of Directors, at a sum of NIS 800,000, subject to the general meeting's approval.

                  3) In 2003, an interested party employed by the Company (the chairman of the board of directors) exercised 15,999 options granted to him under the 1998 plan for senior employees. 8,529 shares of NIS 0.01 par value have been issued at par value against the exercise of said options.

                  4) At December 31, 2005, an interested party employed by the Company (the CEO) held 3,950 options under the 2001 plan for senior employees in the group (see note 6b(2)). In January 2006, after the balance sheet date, the interested party exercised 1,975 of said options.

                  5) As to the plan for the remuneration of the Company's chairman of the board of directors - see note 9e.

              B.  BALANCES WITH INTERESTED PARTIES:

                                                                                              DECEMBER 31
                                                                                          ------------------
                                                                                          2005          2004
                                                                                          ----          ----
                                                                                            NIS IN THOUSANDS
                                                                                          ------------------
                  Accounts receivable - commercial operations*                           12,225        13,378
                                                                                         ======        ======
                  Accounts payables and accruals                                          4,401         3,563
                                                                                         ======        ======
                  Notes                                                                  30,697        29,963
                                                                                         ======        ======

                  * There were no significant changes in the balance during the year.

NOTE 14 - SEGMENT INFORMATION:

             A.   Activities of the Company and its subsidiaries:

                  1) Manufacturing and marketing of packaging paper, including collection and recycling of paper waste. The manufacturing of paper relies mainly on paper waste as raw material.

                  2) Marketing of office supplies and paper, mainly to institutions.

                  Most of the sales are on the local (Israeli) market and most of the assets are located in Israel.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 - SEGMENT INFORMATION (continued):

             B.   BUSINESS SEGMENT DATA:

                                               PAPER AND RECYCLING         MARKETING OF OFFICE SUPPLIES         T O T A L
                                         ------------------------------  ------------------------------  ---------------------------
                                           2005       2004        2003       2005      2004      2003      2005     2004       2003
                                           ----       ----        ----       ----      ----      ----      ----     ----       ----
                                                                                 NIS IN THOUSANDS
                                         -------------------------------------------------------------------------------------------
Sales - net(1)                         368,884    367,391     332,124   113,577    115,463   132,968     482,461   482,854   465,092
                                       =======    =======     =======   =======    =======   =======     =======   =======   =======
Income (loss) from ordinary
 operations                             48,662     58,496      46,282      (880)    (4,566)      302      47,782    53,930    46,584

Financial expenses, net                                                                                   12,490    13,118    15,989
Other income                                                                                                                   1,609
                                                                                                       --------- --------- ---------
Income before taxes on income                                                                             35,292    40,812    32,204
Taxes on income                                                                                            5,991     3,152     7,706
                                                                                                       --------- --------- ---------
Income from operations of the
 Company and its subsidiaries                                                                             29,301    37,660    24,498
Share in profits of associated
  companies - net                                                                                         16,414    25,072    35,549
                                                                                                       --------- --------- ---------
Net income                                                                                                45,715    62,732    60,047
                                                                                                       ========= ========= =========

Segment assets (at end of year)        536,965    494,194     497,811    57,377     56,707    59,480     594,342   550,901   557,291
Unallocated corporate assets
 (at end of year) (2)                                                                                    561,416   610,975*  695,983
                                                                                                       --------- --------- ---------
    Consolidated total assets
     (at end of year)                                                                                  1,155,758 1,161,876 1,253,274
                                                                                                       ========= ========= =========
Segment liabilities (at end of year)    57,754     58,782*     58,906    32,758     28,774*   25,696      90,512    87,566    84,602
Unallocated corporate liabilities
 (at end of year)                                                                                        541,862  *499,007   554,442
                                                                                                       --------- --------- ---------
    Consolidated total liabilities
     (at end of year)                                                                                    632,374   586,563   639,044
                                                                                                       ========= ========= =========
Depreciation and amortization           29,795     26,671      25,523     1,809      1,962     2,724      31,604    28,633    28,247
                                       =======    =======     =======   =======    =======   =======   ========= ========= =========
                                                    * Reclassified.


(1)     Represents sales to external customers.
(2)     Including investments in associated companies.

                                 ---------------
                        -------------------------------
                                 ---------------


                                                                                                       SCHEDULE

              DETAILS OF SUBSIDIARIES AND ASSOCIATED COMPANIES

                            AT DECEMBER 31, 2005

                                                                                   PERCENTAGE OF DIRECT AND
                                                                                  INDIRECT HOLDING IN SHARES
                                                                                     CONFERRING EQUITY AND
                                                                                         VOTING RIGHTS
                                                                                  --------------------------

                                                                                               %
MAIN SUBSIDIARIES:

    Amnir Recycling Industries Limited                                                       100.00
    Graffiti Office Supplies and Paper Marketing Ltd.                                        100.00
    Attar Marketing Office Supplies Ltd.                                                     100.00
    American Israeli Paper Mills Paper Industry (1995) Ltd.                                  100.00

MAIN ASSOCIATED COMPANIES:
    Hogla-Kimberly Ltd.                                                                       49.90
    Subsidiaries of Hogla-Kimberly Ltd.:
       Hogla-Kimberly Marketing Limited                                                       49.90
       Molett Marketing Limited                                                               49.90
       Shikma For Personal Comfort Ltd.                                                       49.90
       Ovisan Sihhi Bez Sanai Ve Ticavet A.S.                                                 49.90
    Mondy Business Paper Hadera Ltd.                                                          49.90
    Subsidiariy of Mondy Business Paper Hadera Ltd.:
       Mondy Business Paper Hadera Marketing Ltd.                                             49.90
    Carmel Container Systems Limited                                                          26.25
    C.D. Packaging Systems Limited**                                                          63.20
    Barthelemi Holdings Ltd.                                                                  35.98
    T.M.M. Integrated Recycling Industries Ltd.***                                            43.08

    * Not including dormant companies.

    **   C.D. Packaging Systems Limited is partly held through Carmel
         Container Systems Limited (an associated company); the holding in voting shares of C.D. Packaging Systems Limited is 63.05%.

    *** T.M.M Integrated Recycling Industries Ltd. is partly held directly and partly through Barthelemi Holdings Ltd.